UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-14634

GLOBALSANTAFE CORPORATION

(Exact name of registrant as specified in its charter)

15375 Memorial Drive

Houston, Texas 77079-4101

(281) 925-6000

 (Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Ordinary Shares, par value $0.01 per share

5% Senior Notes due 2015

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value $0.01 per share:  zero*

5% Senior Notes due 2015:  25**

* On November 27, 2007, GlobalSantaFe Corporation merged with Transocean Worldwide Inc. by way of a scheme of arrangement under Cayman Islands law, with Transocean Worldwide Inc. as the surviving entity.  As a result of the merger, GlobalSantaFe Corporation ceased to exist as a separate legal entity and ceased to have any holders of its Ordinary Shares.

** As of January 25, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, Transocean Worldwide Inc., as successor by merger to GlobalSantaFe Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRANSOCEAN WORLDWIDE INC.

Date: January 28, 2008	By:	/s/ Chipman Earle
Chipman Earle
Vice President and Secretary